

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 14, 2009

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

> **Re: Blacksands Petroleum, Inc.**
> **Form 8-K Filed January 12, 2009**
> **File No. 000-51427**

Dear Mr. Parisotto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that this comment letter and review of your Form 8-K filing is separate from any other ongoing reviews of your other filings. Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed January 12, 2009

1.   We note your audit committee has concluded there is an accounting error in your previously issued financial statements. Please expand your disclosure to state whether your board of directors, a committee of the board of directors or other

officers have concluded whether these financial statements should no longer be relied upon. Please refer to the instructions for Item 4.02 of Form 8-K.

2.   Please modify your disclosure pursuant to paragraph (a)(2) of the instructions to Item 4.02 of Form 8-K to include the amount of oil and gas property costs which you indicate were inappropriately capitalized at each reporting date. Also, please disclose the extent and amount to which expenses have been understated for each financial reporting period, and the impact on your previously reported net loss per share. Please also disclose when you intend to file amended documents to correct the accounting errors in your previously issued financial statements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief